Exhibit 99.1

Ferrari announces voting results from its Extraordinary General Meeting

Maranello (Italy), 7 September 2018 - Ferrari N.V. (“Ferrari” or the “Company”) (NYSE/MTA: RACE) announced today that the Ferrari’s Extraordinary General Meeting of Shareholders (the “EGM”) held today in Amsterdam, The Netherlands, elected Louis C. Camilleri as executive director of Ferrari.

Details of the resolution submitted to the EGM are available on the Company’s corporate website at http://corporate.ferrari.com.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977